Exhibit 99.32

RELINQUISHMENT AGREEMENT

TO:	Bespoke Capital Acquisition Corp. (the “Corporation”)

AND TO:	Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc. (together, the “Underwriters”)

AND TO:	Toronto Stock Exchange

RE:	Relinquishment provisions pursuant to the Corporation’s final prospectus, dated August 8, 2019 (the “Prospectus”)

WHEREAS Bespoke Sponsor Capital LP, as the sponsor of the Corporation (the “Sponsor”), has purchased 10,062,500 Class B shares of the Corporation (the “Founder’s Shares”), for an aggregate price of U.S.$25,000, or approximately U.S.$0.0025 per Founder’s Share, or U.S.$0.0029 per Founder’s Share if the Over-Allotment Option (as defined herein) is not exercised;

AND WHEREAS pursuant to the Prospectus, the Corporation has offered to the public in its initial public offering (the “Offering”), 35,000,000 Class A restricted voting units of the Corporation (or 40,250,000 Class A restricted voting units if the Over-Allotment Option is exercised in full) (the “Class A Restricted Voting Units”), at an offering price of U.S.$10.00 per Class A Restricted Voting Unit, for an aggregate purchase price of U.S.$350,000,000 (or U.S.$402,500,000 if the Over-Allotment Option is exercised in full);

AND WHEREAS the Corporation has granted to the Underwriters a non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of U.S.$10.00 per Class A Restricted Voting Unit, exercisable for a period of 30 days from the closing date of the Offering, to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”);

AND WHEREAS the Sponsor has agreed to certain relinquishment provisions on its Founder’s Shares, all as outlined in greater detail herein;

NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the Sponsor agrees as follows:

Capitalized terms used herein but not defined have the meanings ascribed thereto in the Prospectus.

Section 1	Relinquishment Provisions

The Sponsor hereby undertakes and agrees that up to 1,312,500 of the Founder’s Shares are subject to relinquishment by the Sponsor without compensation, depending on the extent to which the Over-Allotment Option is exercised, such that the pro-forma ownership of the Founder’s Shares following any exercise of the Over-Allotment Option, partially or in full, or if there is no exercise of the Over-Allotment Option, would represent 20% of the issued and outstanding shares of the Corporation (including all Class A Restricted Voting Shares underlying the Class A Restricted Voting Units and the Founder’s Shares, but assuming no exercise of Warrants);

Section 2	Qualifying Acquisition

The Sponsor hereby agrees to vote all shares held in the Corporation in support of any Qualifying Acquisition brought forward by the Corporation in compliance with applicable law.

Section 3	Successor and Assigns

This Agreement and Undertaking shall become binding upon and enure to the benefit of the Sponsor and its successors and permitted assigns.

Section 4	Severability

If any provision of this Agreement and Undertaking shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and Undertaking and the remaining provisions shall continue in full force and effect.

Section 5	Governing Law

This Agreement and Undertaking shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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DATED this 15th day of August, 2019.

BESPOKE SPONSOR CAPITAL LP, by its general partner BESPOKE CAPITAL PARTNERS, LLC

Per:	(signed) “Mark Harms”
	Name:	Mark Harms
	Title:	Managing Member

[Signature Page – Relinquishment Agreement]